

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/1000th interest in a share of 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share ($25.00 liquidation preference per depositary share), of TEXTAINER GROUP HOLDINGS LIMITED under the Exchange Act of 1934.

Sincerely,

Ben Sawyer